SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For June 11, 2019

QIWI plc

Kennedy 12,

Kennedy Business Centre, 2nd Floor,

P.C. 1087, Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT 99.1 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-190918; FILE NO. 333-212441) OF QIWI PLC AND IN THE OUTSTANDING PROSPECTUS CONTAINED IN SUCH REGISTRATION STATEMENTS.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

QIWI plc (“QIWI” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission, the following information concerning the matters voted upon at the Annual General Meeting (“AGM”) of the Company held on June 05, 2019.

The matters to be voted upon were notified to the shareholders on record and, through the Depositary, to all registered holders of American Depositary Shares (“ADSs”) who were holding the ADSs on a record date determined by the Depositary. The total number of Class A shares eligible to vote at the AGM was 13,833,419 with a total of 138,334,190 voting rights; the total number of Class B shares was 48,879,556 with a total of 48,879,556 voting rights. Each Class A share carries ten votes and each Class B share carries one vote.

The following is a brief description of the matters voted upon at the AGM of the Company held on June 05, 2019:

•	Adoption of the Company’s audited financial statements for the 2018 financial year;

•	Re-appointment of EY as the Company’s Auditors and approval of Auditors’ remuneration;

•	Election of Directors to the Board of Directors of the Company;

•	Approval of the Directors’ remuneration;

•	Approval of the 2019 Employee Stock Option Plan;

•	Approval of the amended total number of shares and classes of shares to be reserved for issuance under the 2015 Employee Restricted Stock Units Plan; and

•	Approval of the total number of shares and classes of shares to be reserved for issuance under the 2019 Employee Stock Option Plan.

Regarding adoption of the audited financial statements of the Company for the 2018 financial year, the final voting results were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To adopt the audited consolidated financial statements of the Company for the 2018 financial year	169,832,720	543,640	37,878
To adopt the audited standalone financial statements of the Company for the 2018 financial year	169,832,445	543,740	38,053

Regarding the re-appointment of EY as the Company’s Auditors and approval of Auditors’ remuneration, the final voting results were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To re-appoint EY as the Company’s Auditors	169,673,748	739,373	1,117
To approve the Auditor’s remuneration	169,810,817	602,008	1,413

Regarding the Election of Directors to the Company’s Board of Directors, the final voting results were as follows:

•	Mr. Alexey Marey, Mr. Marcus James Rhodes and Ms. Elena Titova were elected and appointed to the office of Independent Directors of the Company.

•	Mr. Alexander Karavaev, Mr. Boris Kim, Mr. Sergey Solonin and Ms. Nadiya Cherkasova were elected and appointed to the office of Elected Directors of the Company.

Regarding the approval of remuneration for the Directors of the Company, the final voting results were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To approve non-executive Directors’ remuneration	170,152,783	8,500	252,355
To approve no remuneration shall be fixed for executive Directors of the Company	170,401,431	9,814	2,993

Regarding the approval of the 2019 Employee Stock Option Plan, the final voting results were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To approve the 2019 Employee Stock Option Plan	169,241,510	1,171,785	943

Regarding the approval of the amended total number of shares and classes of shares to be reserved for issuance under the 2015 Employee Restricted Stock Units Plan, the final voting results were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To approve the amended total number of shares and classes of shares to be reserved for issuance under the 2015 Employee Restricted Stock Units Plan	169,245,976	1,166,984	1,278

Regarding the approval of the total number of shares and classes of shares to be reserved for issuance under the 2019 Employee Stock Option Plan, the final voting results were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To approve the total number of shares and classes of shares to be reserved for issuance under the 2019 Employee Stock Option Plan	169,245,776	1,167,584	878

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIWI PLC (Registrant)

Date: June 11, 2019	By:	/s/ Varvara Kiseleva
Varvara Kiseleva
Interim Chief Financial Officer